Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 27, 2014

Relating to Preliminary Prospectus dated March 24, 2014

Registration No. 333-171151

MoneyGram International, Inc.

8,000,000 Shares of Common Stock

This free writing prospectus of MoneyGram International, Inc. (the “Company”) relates only to the securities described in, and should be read together with, the preliminary prospectus supplement, dated March 24, 2014 (together with the accompanying prospectus, the “Preliminary Prospectus”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below. Capitalized terms used in this free writing prospectus and not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	MoneyGram International, Inc.

Symbol:	MGI (NASDAQ)

Size:	$132,000,000

Shares offered:	8,000,000 shares of common stock

Underwriters option:	1,200,000 shares of common stock

Price to public:	$16.50 per share

Repurchase shares:	8,185,092 shares of common stock

Incremental Debt Financing:	$130,000,000

Repurchase share price:	$16.25 per share

Trade date:	March 27, 2014

Closing date:	April 2, 2014

CUSIP No.:	60935Y208

Use of proceeds:	All of the securities covered by the Preliminary Prospectus are being sold by the selling stockholders identified in the Preliminary Prospectus. The Company will not receive any of the proceeds from the sale of shares in this offering.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	Macquarie Capital (USA) Inc. William Blair & Company, L.L.C.

Additional Disclosures

Revised Capitalization Disclosure:

The information in the “Capitalization” table appearing on page S-23 of the Preliminary Prospectus is amended to read as follows (with corresponding changes made where applicable in each other location where such information appears in the Preliminary Prospectus):

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis to reflect the completion of this offering, the Share Repurchase and the Financing. See “Summary—Share Repurchase” and “Summary—Incremental Term Loan Financing.”

You should read the following table in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2013 and the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2013
	Actual	As Adjusted
	(In millions, except share data)
Cash and cash equivalents (substantially restricted)	$2,228.5	$2,217.4

Debt
Senior secured credit facility, net of unamortized discount, due 2020	$842.9	$972.9

Stockholders’ Deficit
Participating Convertible Preferred Stock – Series D, $0.01 par value, 200,000 shares authorized (actual and as adjusted), 109,239.4718 shares issued (actual) and 73,901.9198 shares issued (as adjusted)	281.9	190.7
Common Stock, $0.01 par value, 162,500,000 shares authorized (actual and as adjusted), 62,263,963 shares issued (actual) and 54,195,283 shares issued (as adjusted)	0.6	0.5
Additional paid-in capital	1,011.8	878.9
Retained loss	(1,214.4)	(1,247.1)
Accumulated and other comprehensive loss	(33.0)	(33.0)
Treasury stock, 4,300,782 shares (actual) and 0 shares (as adjusted)	(123.9)	0.0

Total stockholders’ deficit	(77.0)	(210.0)

Total Capitalization	$765.9	$762.9

Revised Accretion Disclosure:

The Company expects that the share repurchase would result in accretion of approximately $0.11 on a pro forma 2013 adjusted earnings per share basis after giving effect to the anticipated impact on interest expense as a result of the Incremental Debt Financing. Pro forma 2013 accretion is based on the following assumptions: reported 2013 adjusted earnings per share of $1.34; fully-diluted outstanding share count of 71.9 million; $133.0 million Share Repurchase at a purchase price per share of $16.25 funded via the $130.0 million Incremental Debt Financing, with pricing of Libor plus 3.25% (including 1.00% Libor floor), and cash; approximately $1.0 million of estimated annual incremental deferred financing costs; and a 40% tax rate.

THE COMPANY HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT

REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, A COPY OF THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY BE OBTAINED BY CONTACTING BOFA MERRILL LYNCH, ATTN: PROSPECTUS DEPARTMENT, 222 BROADWAY, NEW YORK, NY 10038, EMAIL: DG.PROSPECTUS REQUESTS@BAML.COM; WELLS FARGO SECURITIES, ATTN: EQUITY SYNDICATE DEPARTMENT, 375 PARK AVENUE, NEW YORK, NY 10152, EMAIL:CMCLIENTSSUPPORT@WELLSFARGO.COM; GOLDMAN, SACHS &CO., ATTN: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NY 10282, EMAIL: PROSPECTUS-NY@GS.COM; OR J.P. MORGAN, ATTN: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN ANY EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.